Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Common Units Representing Limited Partner Interests in

PennTex Midstream Partners, LP

at

$20.00 NET PER COMMON UNIT Pursuant to the Offer to Purchase dated May 18, 2017 by

ENERGY TRANSFER PARTNERS, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2017, UNLESS THE OFFER IS EXTENDED.

May 18, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to act as Information Agent in connection with ETP’s offer to purchase all outstanding common units (the “Common Units”) representing limited partner interests in PennTex Midstream Partners, LP, a Delaware limited partnership (the “Company”), at a price of $20.00 per Common Unit, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Units registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 5:00 p.m., New York City time, on June 19, 2017 (the “expiration date,” unless ETP shall have extended the period during which the Offer is open, in which event “expiration date” shall mean the latest time and date at which the offer, as so extended by ETP, shall expire) sufficient Common Units of the Company such that, following the closing of the Offer and acceptance for purchase by ETP of the Common Units validly tendered and not properly withdrawn, ETP and its affiliates own greater than 80% of the outstanding Common Units of the Company, unless such condition is waived as described in the Offer to Purchase. In addition, a non-waivable condition to the Offer is that a majority of the Common Units of the Company held by unitholders that are not affiliates of ETP are validly tendered and not properly withdrawn. The offer is also subject to other conditions described in the section of the Offer to Purchase entitled The Tender Offer—Conditions to the Offer.

The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in the Offer to Purchase).

Enclosed herewith are the following documents:

1.	The Offer to Purchase, dated May 18, 2017;

2.	The Letter of Transmittal for your use in tendering Common Units and for the information of your clients, including general instructions for certification of taxpayer ID number on Substitute Form W-9;

3.	Notice of Guaranteed Delivery for Common Units to be used to accept the Offer if the procedures for tendering Common Units set forth in the Offer to Purchase cannot be completed prior to the Expiration Date (as defined the Offer to Purchase);

4.	A printed form of letter which may be sent to your clients for whose accounts you hold Common Units registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary (as defined below).

We request that you contact your clients as promptly as possible.

The terms and conditions of this Offer are described in the Offer to Purchase and in the related Letter of Transmittal.

A properly completed and duly executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal or a Book-Entry Confirmation (as defined in the Offer to Purchase) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes) must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any Holder who desires to tender Common Units and whose certificates for Common Units are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Common Units by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

ETP will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Units pursuant to the Offer (other than the Depositary and the Information Agent as described in the Offer to Purchase). ETP will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. ETP will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Common Units to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, New York 10016, telephone numbers (212) 929-5500 (call collect) or (800) 322-2885 (call toll free).

Requests for additional copies of the enclosed materials may also be directed to the Information Agent at the above address and telephone numbers.

Very truly yours,
MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF ETP, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com